THE SEIBELS BRUCE GROUP, INC.®

Building Relationships Since 1869
www.seibels.com

NASDAQ: SBIG

P.O. BOX ONE, COLUMBIA, SC 29202-0001

803.748.2000
800.525.8835


03025880

11K

Securities and Exchange Commission

Washington, DC 20549


S.E.C.
JUN 30

(Mark One)

(X) Annual Report Pursuant to section 15 (d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended <u>December 31, 2002.</u>

OR

( ) Transition Report pursuant to section 15 (d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from __________ to ____________.

Commission File Number _________________

A. Full title of the plan and address of the plan, if different form that of the issuer named below:

South Carolina Insurance Company Employee's
Profit-Sharing and Savings Plan

formerly known as:

The Seibels Bruce & Company Employees'
Profit-Sharing and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Seibels Bruce Group, Inc.
1501 Lady Street
Columbia, SC 29201
(803) 748-2000

THE SEIBELS BRUCE GROUP, INC.®
Building Relationships Since 1869
www.seibels.com

NASDAQ: SBIG
P.O. BOX ONE, COLUMBIA, SC 29202-0001
803.748.2000
800.525.8835

11K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SC Insurance Company Employee
Profit Sharing and Savings Plan

Date: 6-26-03 By: Don A. Drozd

Don A. Drozd
Compensation & Benefits Manager
Human Resources

JOHNSON LAMBERT & CO.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into The Seibels Bruce Group, Inc.'s previously filed Registration statement No. 33-43618.

Johnson Lambert & Co.

Raleigh, North Carolina
June 12, 2003

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

Financial Statements

South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan

Years ended December 31, 2002 and 2001
With Report of Independent Auditors

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Financial Statements

Years ended December 31, 2002 and 2001

Contents

JOHNSON LAMBERT & CO.

Report of Independent Auditors

The Administrative Committee
South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of South Carolina Insurance Company Employee's Profit-Sharing and Savings Plan ("the Plan") as of December 31, 2002, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan as of December 31, 2001, were audited by other auditors whose report, dated June 20, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Johnson Lambert + Co.

Raleigh, North Carolina
June 12, 2003

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets		
Investments, at fair value	$ 9,513,996	$ 10,314,636
Cash	2,357	-
Receivables		
Employer contributions	27,240	14,391
Participant contributions	76,463	-
Loans to participants	265,419	268,434
Net assets available for benefits	$ 9,855,475	$ 10,597,461

See accompanying notes to financial statements.

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,	
	2002	**2001**
Additions to net assets attributed to		
Contributions		
Participants	$ 881,711	$ 636,602
Employer	266,056	243,782
Total contributions	1,147,767	880,384
Investment income (loss)		
Net realized and unrealized depreciation in plan investments	(1,155,096)	(683,762)
Interest and dividends on investments	280,302	251,197
Interests on participant loans	20,976	25,046
Total investment loss	(853,818)	(407,519)
Total additions	293,949	472,519
Deductions from assets		
Benefit and termination payments	996,166	1,013,013
Administrative expenses	9,769	11,112
Total deductions	1,005,935	1,024,125
Net decrease in net assets available for plan benefits	(711,986)	(551,260)
Net assets available for plan benefits, beginning of year	10,597,461	11,148,721
Net assets available for plan benefits, end of year	$ 9,885,475	$ 10,597,461

See accompanying notes to financial statements.

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Notes to Financial Statements

December 31, 2002

Note A - Description of Plan

The following description of South Carolina Insurance Company Employees' Profit-Sharing and Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all employees of the South Carolina Insurance Company, ("the Company"). The Company is a wholly owned subsidiary of the Seibels Bruce Group, Inc. ("the Parent"). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective October 1, 2002, the Plan is administered by a third-party administrator, Invesmart of the Great Lakes, Inc. For the period June 28, 2001 through September 30, 2002, the Plan was administered by MFS and Retirement Services, Inc.

Eligibility
Beginning September 1, 2000, all full-time employees of the Company who have completed 90 days of service are eligible for plan benefits. Part-time employees of the Company must completed one year of service in order to become eligible for plan benefits.

Contributions
Eligible employees may contribute an amount from 0% to 100% of their eligible compensation to the Plan, subject to certain limitations under the Internal Revenue Code (IRC). Eligible employees are automatically enrolled to contribute 6% of their pay unless the employee specifies otherwise. The Plan also provides for company-matching contributions. In 2002 and 2001, the Company match was 50% of the first 6% of each participant's compensation.

Investment of assets
Principal Financial Group ("Principal") served as trustee of the plan assets from April 1, 1999, through June 28, 2001. Bankers Trust then served as trustee of the plan assets from June 28, 2001, through September 30, 2002. Effective October 1, 2002 the Company appointed Riggs Bank N.A. as trustee. Pursuant to the trust agreement, the Plan assets were transferred from Bankers Trust on October 1, 2002 and invested into funds made available under the trust agreement with Riggs Bank N.A. The following is a description of the available investment options and the funds' investment strategies at December 31, 2002. Participants may direct their contributions and the Company's contributions in one or more of the following funds in 1 % increments.

Note A - Description of Plan (Continued)

Investment of assets (continued)
AIM Basic Value Fund – The fund seeks long-term growth of capital by investing primarily in equity securities of U.S. companies believed to be undervalued in relation to long-term earning power or other factors.

AIM Mid Cap Core Equity Fund – The fund strives to achieve capital appreciation through investments in mid-capitalization companies, those with market capitalizations between $2 – $10 billion. It looks for undervalued stocks within one of four categories: out-of-favor cyclical-growth companies, growth companies that are undervalued compared to their historic valuations, companies that demonstrate tangible evidence of improving prospects that are not yet reflected in the stock's price, and companies whose current market price does not reflect the current market value of its assets.

Alliance Balanced Shares – The fund seeks a high return through a combination of current income and capital appreciation. It invests principally in a diversified portfolio of equity and fixed-income securities such as common and preferred stocks, U.S. government and agency obligations, bond and senior-debt securities. At least 25% of the fund's portfolio will be invested in fixed-income securities.

American Balanced Fund – The fund seeks to invest in blue chip stocks, quality bonds, convertible securities and money market instruments, offering wide diversification and a balanced approach. No more than 75% of the fund's assets may be invested in common stock. All of the fixed income investments must be investment grade at the time of purchase. Up to 10% of assets may be invested in securities domiciled outside the United States and not included in the S&P 500.

American Euro Pacific Growth Fund – The fund seeks to invest in strong, growing companies based outside the United States. The fund holds common and preferred stocks, convertibles, American Depository Receipts, European Depository Receipts, bonds and cash. At least 80% of assets must be invested in equity securities of issuers located in Europe or the Pacific Basin. All holdings are non-U.S. except for a portion that may be held in U.S. dollars and/or equivalents for liquidity purposes.

The Growth Fund of America – The fund seeks to invest in companies that appear to offer superior opportunities for long-term growth, such as cyclical companies, those in depressed industries, and turnaround or value situations. Common stocks, convertibles, preferred stock, U.S. government securities, bonds and cash are held by the fund. Up to 15% of the assets may be invested in securities of issuers located outside the United States and not included in the S&P 500. Up to 10% may be invested in debt securities rated below investment grade.

Note A - Description of Plan (Continued)

Investment of assets (continued)
Calvert Income Fund – The fund seeks to provide high current income through investments in selected investment-grade bonds. The fund is not diversified and may include securities with long-, intermediate- and short-term maturities. The fund invests at least 65% of its assets in fixed-income securities that received a rating of Baa or better. The remaining 35% of the fund's assets may be invested in noninvestment-grade securities.

Davis New York Venture Fund – The fund pursues capital growth by investing mainly in companies with market-capitalizations larger than $5 billion. Employing a strong buy-and-hold discipline, management looks for reasonably priced, expanding, and well-managed companies. It searches for undervalued companies that have sustained 7% to 15% earnings growth rates over a few business cycles.

First Eagle Sogen Overseas Fund – The fund seeks long-term growth of capital by investing primarily in equities issued by non-U.S. corporations. Management's research-driven process seeks to minimize risk by focusing on undervalued securities. Holdings consist mainly of stocks that trade in established foreign markets, but can include assets from developing countries. The fund is widely diversified and has exhibited lower volatility than most other foreign stock funds.

Franklin Strategic Mortgage Portfolio – The fund seeks to provide a high level of total return relative to the performance of the general mortgage securities market, through a combination of high income and capital appreciation.

Paine Webber-Stable Value – The fund seeks to offer stability while maximizing current income and provide book value liquidity for individual plan participant withdrawals. The portfolio invests in fixed income securities, primarily insurance and bank investment contracts. Investment process is a systematic, disciplined approach involving continuous analysis of economic conditions, yield curve positioning and risk and reward relationships among permissible investment alternatives to create and maintain an optimal portfolio structure.

PIMCO Total Return Fund – The fund seeks income and capital growth consistent with preservation of capital by investing in a diversified portfolio of fixed income instruments of varying maturities. The fund invests in bonds across multiple bond sectors including U.S. Treasuries, mortgage-backed securities, corporate bonds and international bonds. The average portfolio duration of this fund normally varies from three to six years based on PIMCO's forecast for interest rates.

Note A - Description of Plan (Continued)

Investment of assets (continued)
Sentinel Small Company Fund – The fund seeks long-term capital appreciation. The fund invests primarily in a diversified portfolio of common stocks and convertible securities issued by small and mid-size companies. It may also invest in larger, established companies. The advisor seeks issuers it judges to have superior growth potential and attractive valuations. It may invest no more than 25% of assets in any one industry. The fund avoids short-term trading.

State Street Research Mid–Cap Value Fund – This fund is designed for investors who seek one or more of the following: a moderately aggressive stock fund for a long-term goal, a fund to complement a portfolio of more conservative investments, and a mid-cap fund that emphasizes value stocks over growth stocks.

State Street Research Asset Allocation Fund – The fund is designed for investors who seek one or more of the following, a foundation for a long-term portfolio, professional asset allocation within a single fund, and a fund that is highly diversified.

Templeton Foreign Fund – The fund invests mainly in the equity securities of companies located outside the U.S., including emerging markets. The fund will invest at least 80% of its net assets in foreign securities, which may include emerging markets.

Participants may also invest contributions in the Seibels Bruce Common Stock Fund. This fund invests solely in the common stock of the Parent and maintains a small cash balance for liquidity purposes.

Allocation of earnings and losses
On a daily basis, Riggs Bank N.A. determines the fair market value of the Plan's investment in mutual funds (described above) and the resulting gain or loss is compared with the value from the prior day. The gain or loss is allocated to each participant's account in relation to his investment in the respective investment fund account.

Vesting
Participants vest in company contributions at 33% a year and are fully vested after three years. Participants are always 100% vested in salary reduction amounts contributed to the Plan.

Payment of benefits
A participant's balance becomes payable following the date of his or her retirement, total and permanent disability, death or termination.

Note A - Description of Plan (Continued)

Participant loans
Loans to participants are permitted to the extent they do not exceed the lessor of $50,000 or 50% of the vested interest of the participant in the Plan. Each loan is evidenced by formal loan documents and secured by the participant's vested interest in the Plan. Loans must be repaid within five years and bear interest at the prime rate in effect when applying for the loan.

Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note B - Significant Accounting Principles

Basis of accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates
The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions which affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuations
Investments of the Plan in mutual funds are stated at fair market value based on quoted market prices. The Seibels Bruce Common Stock Fund is stated at fair market value based on the open market price of Seibels stock at December 31, 2002.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the statements of net assets available for benefits.

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Notes to Financial Statements (Continued)

Note C -Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service confirming that the Plan's designs qualifies it for exemption from federal income taxes under Section 501 (a.) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is operating in accordance with applicable IRC regulations.

Note D - Transactions with Parties-in-Interest

An administrative committee appointed by the Board of Directors of the Company administers the Plan. All shares of the Seibels Bruce Common Stock Fund were purchased in the open market at the fair market value at the time of the purchase.

At December 31, 2002 and 2001, the Plan held 3.8% and 3.4%, respectively, of the outstanding voting common stock of The Seibels Bruce Group, Inc. ("Seibels")

During the year ended December 31, 2002 at the direction of participants the Plan purchased and sold approximately 44,000 and 47,000 shares, respectively, of common stock of Seibels at a cost of approximately $95,000 and $114,000, respectively. During the year ended December 31, 2001, the Plan purchased approximately 17,000 shares of common stock of Seibels at a cost of approximately $42,397.

Note E - Investments

The values of individual investments that represent 5% or more of the Plan's total net assets are as follows at December 31:

	2002	2001
Paine Weber Stable Value	$ 2,584,346	$ -
Calvert Income	744,154	-
PIMCO Total Return	741,383	-
Franklin Strategic Mortgage Portfolio	704,309	-
Davis New York Venture	686,524	-
The Growth Fund of America	673,962	1,284,446
AIM Basic Value	656,488	-
Seibels Bruce Common Stock Fund	380,601	546,492
Brinson S&P 500 Index Fund	-	875,537
MFS Bond Fund	-	664,113
MFS Fixed Fund	-	2,030,195
MFS Total Return Fund	-	2,371,847
MFS Value Fund	-	567,464

JOHNSON LAMBERT & CO.

Report of Independent Auditors on Supplemental Schedule

The Administrative Committee
South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2002 is presented for purposes of complying with the Department of Labor's Rules and Regulations Act of 1974 ("ERISA"), and is not required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Johnson Lambert & Co.

Raleigh, North Carolina
June 12, 2003

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

South Carolina Insurance Company
Employees' Profit-Sharing and Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year
(EIN: 57-0248730)
(PN: 001)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment	(d) Cost	(e) Current Value
	Investments			
	Paine Weber Stable Value	Mutual fund	N/A	$ 2,584,346
	Calvert Income	Mutual fund	N/A	744,154
	PIMCO Total Return	Mutual fund	N/A	741,383
	Franklin Strategic Mortgage Portfolio	Mutual fund	N/A	704,309
	Davis New York Venture	Mutual fund	N/A	686,524
	The Growth Fund of America	Mutual fund	N/A	673,962
	AIM Basic Value	Mutual fund	N/A	656,488
*	Seibels Bruce Group Common Stock	Common Stock	N/A	380,601
	First Eagle Sogen Overseas	Mutual fund	N/A	365,480
	Templeton Foreign	Mutual fund	N/A	305,322
	American Euro Pacific	Mutual fund	N/A	291,068
	American Balanced	Mutual fund	N/A	247,595
	Sentinel Small Company	Mutual fund	N/A	244,189
	Alliance Balanced Shares	Mutual fund	N/A	232,309
	AIM Mid Cap Core Equity	Mutual fund	N/A	232,226
	State Street Research Asset Allocation	Mutual fund	N/A	222,431
	State Street Mid Cap Value	Mutual fund	N/A	201,609
	Oppenheimer	Cash	N/A	2,357
	Total investments			9,516,353
*	Loans to participants (interest rates varying from 4.75% to 11.5%)		-	265,419
	Total assets held for investment purposes			$ 9,781,772

* - Represents party-in-interest to the Plan.

N/A – Historical cost omitted as transactions are participant directed